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December 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Ivanhoe Electric Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Ivanhoe Electric Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the resale of shares of the Company’s common stock held by certain stockholders. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company acknowledges to the staff that the Company will publicly file its Registration Statement, together with its initial draft submission, on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/Danielle Carbone

Danielle Carbone, Esq.

cc:	Robert Friedland
James A. Mercadante
Quentin Markin